Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated March 16, 2011 with respect to the consolidated balance sheets of Legacy Bancorp, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the Annual Report on Form 10-K of Legacy Bancorp, Inc. for the year ended December 31, 2010.  We also consent to the reference to us under the heading “Experts” in the Prospectus included in this Registration Statement.

Boston, Massachusetts
April 8, 2011